[ATLANTIC CAPITAL BANCSHARES, INC. LETTERHEAD]

July 16, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Clampitt, Senior Counsel

Re:	Atlantic Capital Bancshares, Inc.

Registration Statement on Form S-4

Filed June 10, 2015

File No. 333-204855

First Security Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

File No. 000-49747

Dear Mr. Clampitt:

This letter responds to the letter, dated July 7, 2015, from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form S-4 (the “Registration Statement”) filed by Atlantic Capital Bancshares, Inc. (the “Company”) on June 10, 2015. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 1 to the Registration Statement (the “Amendment”), which the Company is filing concurrently with this letter. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a blackline of the Amendment marked against the Registration Statement as filed on June 10, 2015 reflecting the changes proposed to address the Staff’s comments.

July 16, 2015

Registration Statement on Form S-4

General

1.	Please supplementally provide us with any board books prepared or provided by Sandler O’Neill and Macquarie in connection with rendering the fairness opinions.

Response: On behalf of First Security, counsel for First Security is supplementally and confidentially providing a copy of the Sandler O’Neill board presentation prepared by Sandler O’Neill in connection with Sandler O’Neill’s fairness opinion presented to the First Security Board. Such presentation will be provided pursuant to Rule 83 of the Commission’s Rules on Information and Requests (“Rule 83”) and Rule 418 under the Securities Act. Counsel to Macquarie is supplementally and confidentially providing a copy of the Macquarie board presentation prepared by Macquarie in connection with Macquarie’s fairness opinion presented to the Atlantic Capital Board. Such presentation will be provided pursuant to Rule 83 and Rule 418 under the Securities Act.

2.	We note your disclosures on page 49 and 160 that two shareholder class action lawsuits were filed in connection with the merger. Please tell us why the complainants believe First Security’s Directors breached their fiduciary duties, detailing the alleged flaws in the sales process. Please also supplementally provide us with copies of these complaints.

Response: The two complaints filed in the Chancery Court for Hamilton County in Chattanooga, Tennessee prior to the filing of the Registration Statement with the SEC were substantially similar in alleging that members of the First Security Board breached their fiduciary duties by conducting a flawed sales process. Among other things, the plaintiffs allege that:

•	The Merger Consideration of cash in the amount of $2.35 per share of First Security common stock or 0.188 shares of Atlantic Capital common stock is inadequate and significantly undervalues First Security given the trading price of First Security common stock immediately before public disclosure of the merger agreement.

•	Certain members of the First Security Board will receive inappropriate benefits, including accelerated vesting of restricted stock options, five seats on the Atlantic Capital Board following the merger, and for one defendant, the role as President of the surviving company.

•	Members of the First Security Board approved restrictive deal protection devices including a non-solicitation provision, a termination fee if First Security enters into a transaction with a higher bidder, and a provision that allows Atlantic Capital to match any competing proposal in the event one is made.

On June 25, 2015, the plaintiffs filed an amended and consolidated class action complaint in the Chancery Court for Hamilton County in Chattanooga, Tennessee. The amended complaint repeats many of the same allegations of the original complaints but also makes additional allegations with respect to disclosures contained in the Registration Statement (which was filed with the SEC subsequent to the filing of the original complaints in the Chancery Court for Hamilton County).

July 16, 2015

On Atlantic Capital’s behalf, counsel for Atlantic Capital is supplementally providing the Staff with copies of each of the three complaints.

Questions and Answers About the Merger and the Special Meeting, page 1

3.	Please revise the Q&A regarding merger taxation to disclose whether receipt of a tax opinion that the exchange will be tax-free is a condition of the merger, and, if so, if that condition is able to be waived by either party. Please make corresponding changes on page 12.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 7 and 12 of the Amendment.

4.	Please revise the appraisal rights Q&A on page 7 to clarify why First Security’s holders do not have these rights. We note that pages 139-140 indicate that “generally” holders of NASDAQ traded securities do not have appraisal rights.

Response: In response to the Staff’s comment, the disclosure has been revised on page 8 of the Amendment.

Conditions to the Completion of the Merger, page 15

5.	Please revise an update to bullet number six to include the approximate amount of proceeds for the private equity offering and from the contemplated debt offering or other financing and whether any of these transactions have been completed, and if not, the expected timeframe for completion.

Response: In response to the Staff’s comment, the disclosure has been revised on page 16 of the Amendment.

Risk Factors

Risks Related to the Merger, page 47

6.	Please include a separate risk factor to prominently disclose that the Atlantic Capital share consideration being offered in the merger may not accurately represent the value of First Security common stock. In this regard we note your disclosures on page 28 that “there is no established public trading market for Atlantic Capital common stock” and that your recent private placement, upon which your merger share exchange ratio is based, had a “price per share [that] was negotiated as one element of a complex agreement, and my not represent an accurate estimate of the value of Atlantic Capital common stock standing alone.”

July 16, 2015

Response: In response to the Staff’s comment, the new risk factor has been added on page 47 of the Amendment.

We may undergo an ownership change within the meaning of Section 382 of the Internal Revenue Code, which could affect our ability to fully utilize First Security’s deferred tax assets, page 50

7.	Please estimate First Security’s deferred tax assets and the amounts you expect to forfeit or retain following the ownership change, revising to include comparable disclosure in your Summary. Refer to Item 503(a) of Regulation S-K. Please also revise your heading to reflect, if true, that you expect the merger to limit your ability to utilize these deferred tax assets.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 19, 50 and 104 of the Amendment.

The Merger

Background of the Merger, page 65

8.	Refer to your third paragraph on page 66. Please revise to disclose the date of your referenced letter of intent. Please also revise here or elsewhere in this discussion to disclose the reasons for the cash component.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 67 and 68 of the Amendment.

9.	Please revise the second full paragraph on page 67 to discuss how and by whom the private investors were introduced and why they were included before the offer of Company B was rejected.

Response: In response to the Staff’s comment, the disclosure has been revised on page 68 of the Amendment.

10.	Refer to the second sentence in your second paragraph on page 68. Please revise to quantify the “minimum and maximum numbers of shares of First Security common stock that could be converted into the right to receive the cash consideration” offered in your letter of intent dated February 20, 2015. Please also revise your disclosure to explain why the proposed structure of your agreement changed from a reverse merger to a forward merger.

Response: In response to the Staff’s comment, the disclosure has been revised on page 69 of the Amendment.

July 16, 2015

11.	Refer to your second full paragraph on page 70. Please revise to disclose which party suggested decreasing the cash proportion of the agreed upon merger consideration, and whether any other terms of the merger or associated transactions were altered as a result of this change.

Response: In response to the Staff’s comment, the disclosure has been revised on page 71 of the Amendment.

First Security’s Reasons for the Merger and Recommendation of the First Security Board of Directors, page 71

12.	Please balance your discussion here, and on page 88, to disclose the negative factors or potential risks associated with your merger agreement that were considered by the First Security and Atlantic Capital boards of directors, respectively, when each voted to approve the merger agreement.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 73, 74 and 91 of the Amendment.

Board of Directors and Management of Atlantic Capital Following Completion of the Merger, page 98

13.	Please file the Agreements with Ulysses and MFP Partners as exhibits or advise the staff as to why they are not required to be filed.

Response: In response to the Staff’s comment, the form of stock purchase agreement First Security entered into with each of Ulysses Partners, L.P. and MFP Partners, L.P. is attached as Exhibit 10.18 to the Amendment.

The Merger Agreement

Explanatory Note Regarding the Merger Agreement, page 106

14.	Please revise the third sentence to provide details of how the representations, warranties and covenants were “qualified” and what “limitations” were agreed to by the parties.

Response: In response to the Staff’s comment, the disclosure has been revised on page 109 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 117

15.

Please expand the disclosure to state that the price of Atlantic Capital’s common stock to be issued in connection with the merger is based on the Stone Point purchase agreement entered into on March 25, 2015 to sell 1,984,127 shares of common stock at $12.60 per share, which based on the 0.188 share merger exchange ratio and represents an implied

July 16, 2015

value of $2.37 per share of First Security common stock. In addition, disclose that it is possible that the consideration received in exchange for each share of First Security common stock could be less than the market value of such share of First Security common stock prior to the merger.

Response: In response to the Staff’s comment, the disclosure has been revised on page 120 of the Amendment.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 120

16.	Please revise adjustment “c” to delete the words, net of reversed allowance for loan losses as the fair value adjustment is made gross to the acquired loan portfolio.

Response: In response to the Staff’s comment, the disclosure has been revised on page 123 of the Amendment.

17.	Please tell us and revise to expand the disclosure of adjustment “h” to state how you determined that a $48.8 million reversal of a valuation allowance on First Security’s deferred tax asset was appropriate.

Response: Management determined that a $48.8 million reversal of a valuation allowance on First Security’s deferred tax asset was appropriate due to the projected taxable income of the combined entity. Management believes that it will be more-likely-than-not that all retained First Security net operating loss carryforwards will be utilized within the current applicable timeframes. In response to the Staff’s comment, the disclosure has been revised on page 123 of the Amendment.

18.	Please expand adjustments “k” and “n” to state that they include the total estimated value associated with converted vested stock options.

Response: In response to the Staff’s comment, the disclosure has been revised on page 123 of the Amendment.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 122

19.	Please expand adjustment “a” to more specifically disclose how you determined the difference between the recorded interest earned on loans and the estimated incremental income accretion of the acquired loans and your relevant assumptions.

Response: In response to the Staff’s comment, the disclosure has been revised on page 125 of the Amendment.

20.	Please expand adjustment “b’ to more specifically disclose how you determined the amount of the accretion of the fair value adjustment related to held to maturity securities and your relevant assumptions.

July 16, 2015

Response: In response to the Staff’s comment, the disclosure has been revised on page 125 of the Amendment.

21.	Please expand adjustment “c” to more specifically disclose how you determined the amount of amortization of the fair value adjustment related to deposits and your relevant assumptions.

Response: In response to the Staff’s comment, the disclosure has been revised on page 126 of the Amendment.

22.	Please tell us how you determined the gross amount of adjustment “d” given your noted assumptions for both the core deposit intangible and the debt issuance costs. In this regard, it is unclear why you have reflected the amortization of debt issuance costs here as well as in adjustment “i.”

Response: The amortization of debt issuance costs narrative was included in adjustment “d” in error, and is appropriately included in adjustment “i.” In response to the Staff’s comment, the disclosure has been revised on page 126 of the Amendment.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

3. Unaudited Pro Forma Regulatory Capital Ratios, page 125

23.	Please provide a note to the tabular presentations as of March 31, 2015 to reconcile U.S. GAAP shareholders’ equity to the minimum and maximum amounts of common Tier 1, total risk-based capital, Tier 1 risk-based capital and Tier 1 leverage for the consolidated company and the bank.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 128 and 129 of the Amendment.

Security Ownership of Certain Beneficial Owners and Management of Atlantic Capital, page 227

24.	We note your disclosure in footnote (16) that the last “column reflects shares purchased in the Equity Offering.” Please revise to disclose the total number of shares that Trident IV, LP will beneficially own after completion of the Equity Offering.

Response: In response to the Staff’s comment, the disclosure has been revised on page 233 of the Amendment.

Atlantic Capital’s Certain Relationships and Related Persons Transactions, page 229

25.	Please revise this section to disclose all related party transactions required to be disclosed by Item 404(a) of Regulation S-K which occurred during your past three fiscal years, this fiscal year, or to such transactions that are currently proposed. Refer to Instruction 1 to Item 404 of Regulation S-K.

July 16, 2015

Response: In response to the Staff’s comment, the disclosure has been revised on page 233 of the Amendment.

Form 10-K for Fiscal Year Ended December 31, 2014

Part III

Item 11, Executive Compensation, page 139

26.	Please provide us with your analysis for not providing compensation disclosure for a fifth named executive officer. Please refer to Item 402(a)(3) of Regulation S-K and Instruction 1, thereunder, in your response.

Response: First Security notes that Item 402(a)(3)(iii) of Regulation S-K and the related instructions require First Security to provide certain compensation disclosures for the three most highly compensated executive officers other than the principal executive officer and principal financial officer. Rule 405 under the Securities Act, and Rule 3b-7 under the Exchange Act, define “executive officer” to mean a registrant’s president, any vice president in charge of a principal business unit, division or function, any other officer who performs a policy making function, or any other person who performs similar policy making functions for the registrant, noting that executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions.

Under the definition provided by the relevant rules, First Security has only four “executive officers.” D. Michael Kramer, First Security’s Chief Executive Officer and President, serves as its principal executive officer. John R. Haddock, First Security’s Chief Financial Officer, Executive Vice President and Secretary, serves as its principal financial officer and is in direct control of all financial reporting and administration. Denise M. Cobb, First Security’s Executive Vice President and Chief Technology and Operations Officer, has direct control over operations. Christopher G. Tietz, First Security’s Executive Vice President and Chief Credit Officer, has direct control over the credit functions of the organization. Although First Security has multiple employees with the title of “vice president,” and approximately 37 employees have a salary exceeding $100,000, each such employee reports directly to and is provided overall direction from one of the three executive officers with the title “executive vice president” or the Chief Executive Officer. Outside of these four executive officers, no other employee is in charge of a principal business unit, division or function. All other employees also report to one of the four executive officers. All policy-making authority is vested in these four executive officers; no other officer or other person performs a policy making function. First Security utilizes a hybrid reporting structure with both geographic and line of business leaders for certain markets and products. Consistent with this management structure, the First Security Board has determined that, as of December 31, 2014, the only “executive officers” of First Security are Messrs. Kramer, Haddock, Tietz and Ms. Cobb.

First Security annually evaluates the roles and responsibilities of its officers and key employees in connection with its periodic reporting obligations. In addition, the roles and

July 16, 2015

responsibilities of officers are closely monitored for compliance with bank regulations. In the event that First Security determines, during this annual evaluation or otherwise, that any additional persons meet the “executive officer” definition in the relevant rules, First Security will provide appropriate disclosures in its future filings.

Closing

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Douglas L. Williams
Douglas L. Williams
President and Chief Executive Officer

cc:	D. Michael Kramer

        First Security Group, Inc.

Betty O. Temple, Esq.

        Womble Carlyle Sandridge & Rice, LLP

Robert D. Klingler, Esq.

        Bryan Cave LLP